United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of October 2003

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

Not applicable.

INDEX TO EXHIBITS

Item

1.	Form 6k dated October 15, 2003, along with a copy of the letter addressed to The New York Stock Exchange, Inc..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Dated: October 15, 2003

For ICICI Bank Limited

By:	/s/ Nilesh Trivedi
Name: Title:	Nilesh Trivedi Assistant Company Secretary

ITEM 1

October 15, 2003

The New York Stock Exchange, Inc.
20, Broad Street, 17th Floor
New York

New York 10005
United States of America

Attn.: Filing Desk

Dear Sirs,

IBN
ICICI Bank Limited (the ‘Company’) Report on Form 6-K

On behalf of the Company, I am enclosing for filing, one manually executed copy and two conformed copies of the Company‘s Report on Form 6-K dated October 15, 2003. In continuation to our Form 6-K dated October 13 and 14, 2003 with regard to issue of Eurobonds, please also note that the bonds offered will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States absent registration under the Securities Act or an applicable exemption from the registration requirements of the Securities Act.

Please acknowledge receipt of this letter.

Yours faithfully,

/s/ Nilesh Trivedi
Nilesh Trivedi